Timothy Plan

1055 Maitland Center Commons

Maitland, FL 32751

May 30, 2024

VIA EDGAR TRANSMISSION

Ms. Mindy Rotter

Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	Timothy Plan (the “Trust”)
File No.: 811-08228

Dear Ms. Rotter:

This correspondence responds to the comments the Trust received from the staff of the Commission (the “Staff”) on May 15, 2024, with respect to the recent Form N-CSR filing for the series of the Trust and their respective fiscal year ends as set forth in the table below (each, a “Fund” and collectively, the “Funds”):

Series ID	FYE	Series Name
S000063764	12/31/2023	Timothy Plan US Small Cap Core ETF
S000063763	12/31/2023	Timothy Plan US Large/Mid Cap Core ETF
S000063766	12/31/2023	Timothy Plan High Dividend Stock ETF
S000063765	12/31/2023	Timothy Plan International ETF
S000072550	12/31/2023	TIMOTHY PLAN US LARGE/MID CAP CORE ENHANCED ETF
S000072551	12/31/2023	TIMOTHY PLAN HIGH DIVIDEND STOCK ENHANCED ETF
S000079419	12/31/2023	TIMOTHY PLAN MARKET NEUTRAL ETF

For your convenience, the comments have been reproduced with a response following each comment.

Comment 1.	Please confirm in correspondence that the Fund held no income-producing securities in its portfolio as of December 31, 2023. This comment applies to the High Dividend Stock ETF and the High Dividend Stock Enhanced ETF.

Response:	As disclosed in the Prospectus, the Timothy Plan High Dividend Stock and Timothy Plan High Dividend Stock Enhanced ETFs both track high dividend yielding stocks in their respective index, and therefore hold income-producing securities.

Comment 2.	For those Funds that have a unitary fee structure whereby the Adviser is obligated to pay service providers on behalf of the Fund, please describe in correspondence if the Adviser is current with all payments to service providers. Additionally, describe if the agreement filed with the Commission contains provisions whereby the Fund is contractually obligated to pay such service providers.

Response:	The Advisor is under contractual obligation to pay all expenses incurred by each ETF offered by the Trust. All payments are, and have been, continuously current. That agreement does not contain provisions whereby the Fund is contractually obligated to pay such service providers.

Comment 3.	Please explain the following benchmark disclosure differences in correspondence:

•	International ETF – the benchmark in the current year Form N-CSR performance table and graph compared to the benchmark in the prior year Form N-CSR performance table compared to the benchmark in the prior year Form N-CSR performance graph.

•	High Dividend Stock Enhanced ETF – the benchmark in the current year Form N-CSR performance table and graph compared to the benchmark in the current year Form N-CSR performance graph footnote compared to the benchmark in the prior year Form N-CSR performance table compared to the benchmark in the prior year Form N-CSR performance graph.

In addition, if one or either Fund changed its primary benchmark from the one used in the prior year, please explain why the appropriate disclosures were not included.

Response:	The benchmark for the 2022 N-CSR graph was incorrectly labeled for the International ETF, the name on the table and footnote was a former naming convention of the same index employed in 2023; there was a clerical error in the labels and footnote for the High Dividend Stock Enhanced ETFs. However, the data for both funds was correct. Benchmark information depicted for 2023 for both funds is correct.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at terrycovert@timothypartners.com or 407-644-1986.

Sincerely,

/s/ Terry Covert

Corporate Counsel

Timothy Partners, Ltd.

1055 Maitland Center Commons Blvd

Maitland, FL 32751

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